SECURITI   07006271   SION



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SEC FILE NUMBER
8- 67061

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2006_____ AND ENDING _____12/31/2006_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Pacer Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Industrial Blvd. Suite 107
                                         (No. and Street)

Paoli   PA   19301
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Kavanaugh   610-644-7223
                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
        (Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Joe M. Thomson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Pacer Financial, Inc. _____, as of

December 31 _____, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

                                      Signature

             Principal Executive Officer
                                Title

Notary Public

```
NOTARIAL SEAL
MARY K OVERHOLT
Notary Public
ABINGTON TWP, MONTGOMERY COUNTY
My Commission Expires Jan 31, 2011
```

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.



PACER FINANCIAL, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2006

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Pacer Financial, Inc.

We have audited the accompanying statement of financial condition of Pacer Financial, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacer Financial, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 24, 2007

Sanville & Company
Certified Public Accountants

PACER FINANCIAL, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$	110,535
Total assets	$	110,535

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to affiliated company	$	74,611
Total liabilities		74,611

Commitments and contingent liabilities

Stockholders' Equity:
Common stock, no par value - 1,000 shares authorized

100 shares issued and outstanding		100,000
Additional paid-in capital		114,751
Retained earnings		(178,827)
Total stockholders' equity		35,924
Total liabilities and stockholders' equity	$	110,535

The accompanying notes are an integral part of these financial statements.

PACER FINANCIAL, INC.
Statement of Operations
For the Year Ended December 31, 2006

REVENUE

Money market fund dividends	$	4,994
Total revenue		4,994

EXPENSES

Regulatory fees and expenses	27,913
Expense reimbursement - affiliated company	74,611
Professional fees	19,096
Rent and occupancy costs	15,700
License and permits	7,159
Insurance	368
Total expenses	144,847

Net loss	$	(139,853)

The accompanying notes are an integral part of these financial statements.

PACER FINANCIAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2006	100 $	100,000 $	51,838 $	(38,974) $	112,864
Additional capital contributions			62,913		62,913
Net loss for the year				(139,853)	(139,853)
Balance at December 31, 2006	100 $	100,000 $	114,751 $	(178,827) $	35,924

The accompanying notes are an integral part of these financial statements.

PACER FINANCIAL, INC.
Statement of Changes in Subordinated Borrowings
December 31, 2006

Subordinated borrowings at January 1, 2006 $ -

Increases: -

Decreases: -

Subordinated borrowings at December 31, 2006 $ -

The accompanying notes are an integral part of these financial statements.

PACER FINANCIAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:

Net loss	$ (139,853)
Changes in assets and liabilities:	
Increase (decrease) in liabilities:	
Payable to affiliated company	74,611
Net cash expended in operating activities	(65,242)
Cash flows from financing activities:	
Additional capital contributed	62,913
Net cash provided by financing activities	62,913
Net decrease in cash	(2,329)
Cash at beginning of year	112,864
Cash at end of year	$ 110,535

Supplemental disclosures of cash flow information
  Cash paid during the year for:

Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Pacer Financial, Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASD. The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of short-term nature of the financial instruments, approximate current fair value.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2006, in the accompanying financial statements.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

3. CONCENTRATIONS

The Company has not generated operating revenue as of yet, it plans wholesale distribution of private placement investments including hedge funds, hedge fund of funds, variable products, exchange traded funds and mutual funds.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry securities accounts for customers.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires the that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, during the Company's first year of operation thereafter it shall not exceed 15 to 1. At December 31, 2006, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $74,611 and $35,924, respectively, and its net capital ratio was 2.21 to 1.0. "Net Capital" exceeded minimum capital requirements by $24,453 at that date.

6. TRANSACTIONS WITH AFFILIATES

The Company has an Expense Agreement (the "Agreement") with an affiliated company, Pacer Financial, LLC ("PF, LLC"). PF, LLC will pay all of the operating expenses of the Company with the exception of rent and direct expenses that are in the name of the Company, all regulatory fees and expenses, and any securities commissions to registered representatives of the Company. Under the Agreement the Company is obliged to pay PF, LLC one-third of PF, LLC's overhead expenses for the year ended December 31, 2006. These expenses totaled $74,611 for the year ended December 31, 2006.

The Company leases its office space from its majority stockholder under a lease that expired December 31, 2006. The Company is currently leasing its office space on a month to month basis. Rent expense totaled $15,700 for the year ended December 31, 2006.

PACER FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	35,924
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		35,924
Deductions and/or charges:		
Non-allowable assets:		-
Total non-allowable assets		-
Net Capital before haircuts on securities positions		35,924
Trading and investment securities:		
Money market fund		2,145
Net Capital	$	33,779

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition

Payable to affiliated company	$	74,611
Total aggregate indebtedness	$	74,611
Percentage of aggregate indebtedness to Net Capital		221%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

PACER FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Dedember 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (12 1/2% of $74,611)	$	9,326
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	9,326
Excess Net Capital	$	24,453
Excess Net Capital at 1000%	$	26,318

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
    No material difference exists between the broker's most recent, amended, unaudited, Part IIA
    filing and the Annual Audit Report.

PACER FINANCIAL, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Board of Directors
Pacer Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pacer Financial, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 24, 2007



Certified Public Accountants

END

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